Scottish and Southern Energy

Securities and Exchange Commission
450 Fifth Street
WASHINGTON DC
20549
USA

05013251

Inveralmond House
200 Dunkeld Road
PERTH
PH1 3AQ

Tel: 01738 456839
Fax: 01738 455281

Date: 30 November 2005

SUPPL

Dear Sirs

REF: 82-3099

I enclose a copy of an announcement, which has been filed with the London Stock Exchange on 28 September 2005, which was omitted from my previous correspondence to you dated 16 November 2005.

The information is provided pursuant to Rule 12(g)3-2b of the Securities Exchange Act of 1934 as amended.

Yours faithfully

Yvonne Taylor

Yvonne Taylor
Company Secretarial Assistant

12/13

Scottish & Sthn.Engy - IFRS Statement

RNS Number:8506R
Scottish & Southern Energy PLC
28 September 2005

Scottish & Southern Energy plc

Update on the adoption of International Financial Reporting Standards

28 September 2005

IFRS Transition Statement

Restatement and seminar

Scottish and Southern Energy plc ('SSE') has adopted International Financial Accounting Standards ('IFRS') with effect from 1 April 2005. The first results to be reported under IFRS will be the interim financial statements for the six month period ending 30 September 2005 which will be reported in November 2005.

This statement has been issued to present and explain the unaudited consolidated results of SSE, restated from UK Generally Accepted Accounting Principles ('UK GAAP') to IFRS, for the year to 31 March 2005, and the balance sheet at the transition date of 1 April 2004.

It expands on the statement issued on 1 July 2005 which commented upon the progress being achieved on transition to IFRS and on the main areas impacted by this transition. That announcement did not include comment on the impact of IFRS on SSE's jointly controlled entities and associates, which this statement now does.

SSE has applied the IFRS 1 exemption with relation to the application of IAS 32 and IAS 39 to comparative information and will, instead, apply these standards prospectively from 1 April 2005. Details on the impact of the initial application of these standards at 1 April 2005 are included within this statement. SSE's trading for the six months to 30 September 2005 is in line with expectations.

There will be an analysts' presentation starting at 09:30 UK time at the offices of Financial Dynamics, Holborn Gate, 26 Southampton Buildings, London WC2A 1PB.

Webcast facility: This is available by going to: www.scottish-southern.co.uk

Telephone conference call: 0930, Wednesday 28 September 2005
UK: 0845 146 2004
International: +44 (0) 1452 569 393

Replay facility (for one week)
UK: 0845 245 5205
International: +44 (0) 1452 550 000
Pin number: 9171458 £

Enquiries to:

Scottish and Southern Energy plc
Alan Young - Director of Corporate Communications + 44 (0)870 900 0410
Denis Kerby - Investor and Media Relations Manager + 44 (0)870 900 0410

Financial Dynamics
Andrew Dowler + 44 (0)20 7831 3113

The preparation of financial statements that conform with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group's accounting policies. The areas requiring a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, will have additional notes disclosing the information.

Contents

Summary

The transition to IFRS from UK GAAP represents a significant change to SSE's accounting policies. This statement explains the impact of this change prior to the publication of its interim financial statements for the six month period to 30 September 2005, the first results reported under IFRS.

In explaining the impact of this change, it is important to stress that the adoption of IFRS, while a significant change in accounting, will not change SSE's:

* Business model;

* Risk management strategies;

* Operational activities;

* Ability to generate cash; or,

* Dividend policy.

As a result, this statement concentrates on the main accounting changes introduced by the adoption of IFRS, which, among others, impact materially on the following areas:

* Deferred Taxation;

* Dividends;

* Goodwill;

* Property, Plant and Equipment; and,

* Share based payments.

The changes relate to the recognition and valuation of assets and liabilities on SSE's Balance Sheet, and also have an impact on the timing of charges and credits to the Income Statement.

In addition to the aforementioned, the adoption of IAS 32 Financial Instruments: Disclosure and Presentation and IAS 39 Financial Instruments: Recognition and Measurement from 1 April 2005 requires SSE to recognise the fair value of financial instruments, including certain commodity and treasury contracts, on the Balance Sheet. This will introduce some volatility to future Income Statements. IAS 32 will also affect the treatment of SSE's convertible debt.

The main financial impacts of conversion to IFRS can be summarised thus:

Under IFRS Under Change Change
UK
GAAP

Year ended 31 March 2005: £m £m £m %

Underlying PBT (see page 6) 719.7 714.8 4.9 +0.7%

Profit before taxation 789.3 785.3 4.0 +0.5%

Profit after taxation 559.7 543.1 16.6 +3.1%

At 31 March 2005:
Net Assets 1,858.5 1,901.9 (43.4) -2.3%

The adoption of IFRS will have no impact on cash flow and the Group's underlying financial position is unaffected. Its distributable reserves under UK GAAP are largely unaffected by IFRS resulting in no impact on SSE's dividend policy.

Introduction

SSE has to date prepared and published its consolidated financial statements in accordance with UK Generally Accepted Accounting Principles ('UK GAAP').

As a listed company, it is required to present its consolidated financial statements in accordance with EU-adopted IFRS and International Accounting Standards ('IAS'). These are collectively referred to within this document as ' IFRS'.

SSE will, therefore, adopt IFRS for the first time for its consolidated financial statements for the period commencing 1 April 2005. Consequently, the first published interim results under IFRS will be for the six month period to 30 September 2005, to be published in November 2005.

Overview

The purpose of this statement is to present and explain how SSE's financial statements reported under UK GAAP for the year to 31 March 2005 will differ under IFRS. Therefore, detailed reconciliations of the following are included:

* Income statement for the year ended 31 March 2005;

* Balance Sheet at 1 April 2004;

* Balance Sheet at 31 March 2005; and,

* Cash Flow for the year ended 31 March 2005.

This financial information does not include any adjustments in respect of IAS 32 and IAS 39, which are being applied prospectively from 1 April 2005 in accordance with the transitional arrangements of IFRS 1. The impact of the adoption of these standards has been separately commented upon in this statement at pages 15 to 17.

Basis of preparation

The IFRSs that will be effective (or available for early adoption) in the annual financial statements for the year ended 31 March 2006 are still subject to change and to additional interpretations and therefore cannot be determined with certainty. Accordingly, the accounting policies for that year will be determined finally only when the annual financial statements are prepared.

In adopting IFRS for the first time, SSE is complying with IFRS 1 First Time Adoption of IFRS, which states that a company should use the same accounting policies in its opening IFRS balance sheet and throughout all periods presented in its first IFRS financial statements. In applying IFRS 1, however, SSE has taken advantage of the following exemptions contained within the standard:

* Financial Instruments: SSE has elected not to prepare comparative information in accordance with IAS 32 and IAS 39. The standards will be adopted from 1 April 2005. As a result, the comparative information contained in this statement and in the 2006 IFRS financial statements will be presented on the existing UK GAAP basis. A reconciliation from the closing balance sheet at 31 March 2005 and the opening balance sheet at 1 April 2005 is included at page 17 to this statement.

* Business Combinations: SSE has elected not to restate business combinations prior to the transition date of 1 April 2004. As a result only business combinations that have occurred during the year ended 31 March 2005 and subsequently will be accounted for in line with IFRS 3 Business Combinations.

* Property, Plant and Equipment: SSE has identified the carrying value of the Hydro Civil Assets acquired in 1990, at privatisation and rolled this balance forward for additions and depreciation based on a useful economic life of 100 years to arrive at the IFRS net book value.

* Share-based payments: SSE has applied IFRS 2 Share Based Payments to all grants of equity instruments after 7 November 2002 that had not vested by 1 January 2005.

This statement has been prepared on the basis of all applicable EU-approved IFRSs published by 31 March 2005 and anticipated to be approved by the time the Group publishes its results for the year ended 31 March 2006. This includes the following standards and interpretation which are awaiting formal endorsement by the EU:

* IFRIC 4 Determining Whether an Arrangement Contains a Lease; and,

* The revision to IAS 19 Employee Benefits issued in December 2004.

The full consolidated financial statements for the year end 31 March 2006 will be prepared in accordance with extant EU adopted International Financial Reporting Standards (IFRS).

Underlying Profit

The Group will continue to focus on underlying profit as the primary measure of financial performance. This is calculated by adjusting profit before taxation for net finance income from pension assets, the impact of IAS 32 and IAS 39, taxation on profits from jointly controlled entities and associates and items previously disclosed as exceptional.

The following table illustrates how underlying profit for the year ended 31 March 2005 has been calculated under UK GAAP and the changes to this calculation which will arise following the conversion to IFRS.

UK GAAP IFRS
Year Ended 31 March 2005 £m £m

Profit Before Taxation (PBT) 785.3 789.3
Exceptional items:
- Settlement claim from TXU (133.5) (133.5)
- Peterhead impairment charge 61.0 61.0

PBT before exceptionals 712.8 716.8

- Net income from pension funds (13.4) (12.4)
- Goodwill 15.4 -
- Tax on Jointly Controlled Entities and
Associates
- 15.3
- IAS 39 / 32 fair value gains / losses - -

Underlying PBT 714.8 719.7

Analysis of Key Impacts

Presentation of Financial Statements

In restating the financial statements under IFRS, the format of the Group Income Statement and Group Balance Sheet have been prepared in accordance with the requirements of IAS 1 Presentation of Financial Statements.

Main IFRS remeasurements

The following explains the significant accounting remeasurements to amounts previously reported under UK GAAP for the Group.

* Dividends

Under UK GAAP, proposed dividends are recognised in the year in which the profits to which they relate are earned. IAS 10 Events after the Balance Sheet Date requires that dividends should not be accrued until the date at which they are declared. As SSE normally approves its final dividend after its results are published, final dividends will not be accrued at the year end.

Consequently, this has the effect of increasing opening net assets at 1 April 2004 by £226.1m and closing net assets at 31 March 2005 by £260.0m, with a movement in the year of £33.9m.

* Income taxes

Under UK GAAP, deferred tax is provided on timing differences whereas, under IAS 12 Income Taxes, provision must be made based on temporary differences between carrying values and the related tax base of assets and liabilities except in certain circumstances. The net impact of this is to increase the provision for

deferred taxation by £0.2m at 1 April 2004 and by £3.5m at 31 March 2005, excluding the acquisition impact of the acquired Fiddler's Ferry and Ferrybridge assets (see Business Combinations, page 8).

More significantly for SSE, under UK GAAP, it had elected to recognise deferred tax on a discounted basis. This is not permitted by IFRS and has been restated accordingly. This is of importance to utility businesses where any reversal of timing differences is likely to occur far into the future given the long lives of the assets affected. The effect of removing the discounting applied is to increase the provision for deferred taxation by £311.6m at 1 April 2004 and £311.0m at 31 March 2005.

As a result of these amendments, SSE's net assets under IFRS at 1 April 2004 are reduced by £311.8m. Similarly, the net assets at 31 March 2005 have been reduced by £314.5m for the same reason. An additional charge of £2.7m has been reflected in the Income Statement for the year ended 31 March 2005.

* Goodwill

Under UK GAAP, goodwill is amortised over its estimated useful economic life. Under IFRS, this is prohibited by IFRS 3 Business Combinations which instead requires an annual impairment review to be carried out in accordance with IAS 36 Impairment of Assets.

At the transition date of 1 April 2004, the net balance of goodwill recognised has been maintained with no further amortisation to be charged. However, the balance of goodwill is thereafter subject to a mandatory impairment review on at least an annual basis. Assessments for impairment of goodwill were conducted at the transition date and at March 2005 and no impairment was required. Therefore, the goodwill amortisation charge for the year ended 31 March 2005 of £15.4m has been reversed in the Income Statement.

* Property, Plant and Equipment

The main change for SSE resulting from the adoption of IAS 16 Property, Plant and Equipment relates to the accounting for the hydro generation civil infrastructure.

Under UK GAAP, the hydro generation civil infrastructure, including the dams, tunnels and other hydro civil engineering structures, was considered to have an indefinite life and was not subject to depreciation. Expenditure to maintain the hydro generation civil infrastructure was dealt with using the renewals accounting paragraphs of FRS 15 Tangible Fixed Assets.

Under IAS 16 Property, Plant and Equipment, this treatment is prohibited. Under IFRS, all items of property, plant and equipment should be subject to depreciation, with the exception of land. Furthermore, renewals accounting is not permitted. As a result all aspects of accounting for these assets and expenditures have been amended to be compliant with IFRS. The accounting policies applied under UK GAAP for all other fixed assets are compliant with IAS 16 and continue to remain appropriate.

SSE has, therefore, identified the carrying value of the hydro generation civil infrastructure assets acquired in 1990 on privatisation and rolled this balance forward for additions and depreciation based on a useful economic life of 100 years. The overall effect is to increase net assets by £3.4m at 1 April 2004, the date of transition, with an additional net charge of £1.1m in the year ended 31 March 2005 being recognised. Qualifying expenditure on these assets will be capitalised and depreciated over the useful life of the assets.

* Share based payments

Under UK GAAP, Inland Revenue-approved 'save as you earn schemes', such as SSE's share-save scheme, did not result in a charge being taken to the profit and loss

account. Other employee share schemes were accounted for on an intrinsic value basis. Under IFRS 2 Share Based Payments, all grants of equity instruments are required to be measured at fair value, with an appropriate charge being made to the income statement in the appropriate accounting period.

SSE has elected to adopt the provisions of IFRS 1 which allow first time adopters to apply the rules of IFRS 2 only to options granted after 7 November 2002 and which had not vested by 1 January 2005.

The standard requires SSE to spread the fair value of share-based payments such as the Sharesave Scheme, the Saving Incentive Plan (SIP) and the Deferred Bonus Scheme across the period between the granting date and the vesting date of the award.

The net impact of applying both aspects of the standard has been to increase SSE's operating profit in the year ended 31 March 2005 by £6.4m.

Other impacts

There are a number of less significant impacts of IFRS transition which are explained below.

* Pensions

Under UK GAAP, SSE adopted full disclosure under FRS 17 Retirement Benefits in 2002. IFRS requires that the retirement and other benefits are accounted for in accordance with the revised version of IAS 19 Employee Benefits. Under IAS 19 the method of accounting for pension scheme asset and liabilities, actuarial gains and losses and income and charges associated with such schemes is very similar to FRS 17.

However, there are some changes to the accounting requirements under IAS 19. Firstly, IAS 19 requires scheme assets to be valued at a bid price rather than a mid market valuation and therefore, the net pension liabilities at 1 April 2004 and 31 March 2005 are increased by £12.6m and £15.8m respectively. This rebasing has increased other finance costs under IAS 19 by £1.0m in the year to 31 March 2005. Surpluses or deficits on SSE's schemes will be reported gross on the face of the Balance Sheet rather than net of deferred tax, as is the practice under UK GAAP. The related deferred tax liability or asset will be reported separately within Non Current Tax Liabilities or Assets.

SSE will not be adopting the corridor approach under IAS 19 and will continue to report the full surplus or deficits associated with its pension schemes, with actuarial gains and losses being recognised through equity via the Statement of Recognised Income and Expense.

* Non Current Assets Held for Sale

SSE has adopted IFRS 5 Non-current Assets and Discontinued Operations. This requires the reclassification and, in certain instances, revaluation of certain assets or businesses which have been identified as being held for disposal during the financial reporting period.

This has required the reclassification of certain assets (surplus property, carried at £2.3m) within Non Current Assets at 1 April 2004. There was no such adjustment required as at 31 March 2005.

* Business combinations

Under UK GAAP, certain entities, of which SSE owns a 50% equity share, are

recognised as quasi-subsidiaries by the nature of their structure and operations. Under IFRS, this is not a recognised form of investment and

accordingly these entities are identified and accounted for as subsidiaries. This will have no impact on the consolidation treatment for these entities.

Under IFRS 1, SSE has elected not to restate business combinations accounted for prior to 1 April 2004. The acquisitions subsequent to this date, namely the Atlantic Electric and Gas supply business, the Fiddler's Ferry and Ferrybridge power stations and the Eastern Contracting business, are required to be restated to comply with IFRS 3 Business Combinations. In doing so, different values have been identified for deferred taxation and goodwill. The impact of these changes on net assets is zero and the adjustments, netting to zero, are shown in a separate column within the restated 31 March 2005 Balance Sheet (page 13).

* Associates and Joint Controlled Entities

Under UK GAAP,SSE's share of the operating profit, interest and taxation of associates and joint ventures has been reported separately on the face of the Income Statement. Under IFRS, SSE's share of post-tax profits of associates and jointly controlled entities is reported as a single line item. SSE intends to disclose such information as to allow continued reporting of total operating profit including the operating results of these entities. The reclassifications made are separately identified in the revised Income Statement at page 11. In addition to this, an adjustment in relation to deferred taxation under IAS 12 requires a £0.4m reduction to the opening carrying value of investments in jointly controlled entities.

SSE will continue to use equity accounting for jointly controlled entities as permitted by IAS 31 Interests in Joint Ventures.

* Leases

IFRIC 4 provides specific guidance as to whether an arrangement contains a lease. The guidance is mandatory for accounting periods beginning on or after 1 January 2006 but SSE has elected to early adopt it from 1 April 2004. Following the guidance within IFRIC 4, certain long-term power purchase agreements held by SSE have been identified as being leases. These leases were then assessed against the criteria contained within IAS 17 Leases to determine whether these arrangements were operating or finance leases.

Following this assessment, SSE has concluded that it does not have any long-term power purchase agreements which require to be classified as finance leases. Additional disclosure around these agreements reclassified as operating leases will be provided under the guidance within IAS 17.

* Intangible Assets

Under IAS 38 Intangible Assets, SSE has reclassified the software licence and development costs incurred since 1 April 2000, which met the criteria for capitalisation under IAS 38 and which were expensed under UK GAAP, as Intangible Assets.

SSE's policy for amortisation of these assets is to amortise these over a period of five years. As a result, net assets at 1 April 2004 and 31 March 2005 have been increased by £4.9m and £4.5m, respectively, while the Income Statement in the year ended 31 March 2005 has been adjusted by an additional net charge of £0.4m.

* Exceptional Items

In the UK GAAP accounts to 31 March 2005, the Group identified two exceptional items - a charge and a credit - on the face of the Profit and Loss Account.

The Group will present sufficient information on the Income Statement to identify these items and facilitate comparable presentation of results.

* Current Asset Investments

The assets previously disclosed as Current Asset Investments under UK GAAP have been redesignated as either Available For Sale Investments, in the case of listed equities, or Cash Equivalents, in the case of short-term deposits.

Reconciliation of the Group Income Statement under UK GAAP to IFRS
for the year ended 31 March 2005

IAS 12 IAS 10 IAS IAS 19 IAS 38 IAS 36 IAS 28
Deferred Dividend IFRS 16 and 31 Reclass-
UK GAAP tax 2 HCA Pension Intangibles Goodwill ification IFRS
£m £m £m £m £m £m £m £m £m £m £m

Group and share 7,482.8 (58.2) 7,424.6
of joint ventures
Joint ventures (58.2) 58.2 -

Revenue 7,424.6 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 7,424.6

Cost of sales
before asset
impairment (6,256.1) (1.1) (6,257.2)
Asset impairment (61.0) (61.0)
charge

Cost of sales (6,317.1) (1.1) (6,318.2)
Gross profit 1,107.5 0.0 0.0 0.0 (1.1) 0.0 0.0 0.0 0.0 0.0 1,106.4
Distribution and (429.0) 6.4 (0.4) 15.4 (407.6)
administrative
costs
Claim settlement 111.2 111.2
Operating Profit
before JCEs/
associates 789.7 0.0 0.0 6.4 (1.1) 0.0 (0.4) 15.4 0.0 0.0 810.0

Share of Jointly
Controlled
Entities/
Associates
operating profit 50.8 50.8
before claims
settlement
Claim settlement 22.3 22.3

Share of
operating profit
of JCEs/ 73.1 73.1
associates

Share of JCEs/
Associate
interest / tax - (25.8) (25.8)
before claim
settlement
Tax on share of - (6.7) (6.7)
claim settlement

Share of interest
and tax on JCEs/
associates - (32.5) (32.5)

Share of JCEs / 73.1 0.0 0.0 0.0 0.0 0.0 0.0 0.0 (32.5) 0.0 40.6

associates

Operating profit 862.8 0.0 0.0 6.4 (1.1) 0.0 (0.4) 15.4 (32.5) 0.0 850.6
Net finance costs (73.7) 12.4 (61.3)
Joint Controlled (17.2) 17.2 -
Entities /
Associates
Other finance 13.4 (1.0) (12.4) -
income

Profit before 785.3 0.0 0.0 6.4 (1.1) (1.0) (0.4) 15.4 (15.3) 0.0 789.3
taxation

Taxation
excluding impact
of impairment
charge and claim
settlements (215.0) (2.7) 8.6 (209.1)
Taxation impact
of impairment
charge and claim (27.2) 6.7 (20.5)
settlements

Income tax (242.2) (2.7) 15.3 (229.6)
expense

Profit after 543.1 (2.7) 0.0 6.4 (1.1) (1.0) (0.4) 15.4 0.0 0.0 559.7
taxation
Equity minority
interests in
subsidiary 0.1 0.1
undertakings

Profit for the 543.2 (2.7) 0.0 6.4 (1.1) (1.0) (0.4) 15.4 0.0 0.0 559.8
financial year

Dividends (364.7) 33.9 (330.8)

Transferred to 178.5 (2.7) 33.9 6.4 (1.1) (1.0) (0.4) 15.4 0.0 0.0 229.0
reserves

Reconciliation of the Group Balance Sheet under UK GAAP to IFRS
as at 1 April 2004

IAS IAS 19 IAS 38 IAS
IFRS IFRS 5 IAS 12 IAS 10 16 31
UK GAAP Reclass Resale Def Tax Dividend HCA Pensions Intang's JVs IFRS
£m £m £m £m £m £m £m £m £m £m
Assets
Intangible Assets
- Goodwill 274.0 274.0
- Other intangible - 4.9 4.9
assets
Property, plant & 4,139.1 (2.3) 3.4 4,140.2
equipment
Investments under equity 197.0 (0.4) 196.6
method
Available for sale - 2.9 2.9
Investments
Retirement benefit assets - 75.3 75.3
Deferred tax asset - 81.3 81.3
Held for Resale - 2.3 2.3

Non-current assets 4,610.1 2.9 0.0 0.0 0.0 3.4 156.6 4.9 (0.4) 4,777.5

Inventories 46.0 46.0

Trade and other 736.9 736.9
receivables
Current asset investments 21.8 (21.8) -

Cash and cash equivalents 6.5 18.9 25.4

Current assets 811.2 (2.9) 0.0 0.0 0.0 0.0 0.0 0.0 0.0 808.3

Total assets 5,421.3 0.0 0.0 0.0 0.0 3.4 156.6 4.9 (0.4) 5,585.8

Liabilities
Loans and other - (82.4) (82.4)
borrowings
Trade and other payables (1,307.8) 192.7 226.1 (889.0)
Current tax liabilities - (85.4) (85.4)
Deferred income - (24.9) (24.9)
Short-term provisions - -

Current liabilities (1,307.8) 0.0 0.0 0.0 226.1 0.0 0.0 0.0 0.0 (1,081.7)

Loans and other (1,652.3) 289.3 (1,363.0)
borrowings
Deferred tax liabilities (512.7) (311.8) (22.6) (847.1)
Long-term provisions (96.0) (96.0)
Deferred Income - (289.3) (289.3)
Retirement benefit (124.4) (146.6) (271.0)
obligations

Non-current liabilities (2,385.4) 0.0 0.0 (311.8) 0.0 0.0 (169.2) 0.0 0.0 (2,866.4)

Total liabilities (3,693.2) 0.0 0.0 (311.8) 226.1 0.0 (169.2) 0.0 0.0 (3,948.1)

Net assets 1,728.1 0.0 0.0 (311.8) 226.1 3.4 (12.6) 4.9 (0.4) 1,637.7

Equity
Share capital 428.7 428.7
Share premium 72.6 72.6
Capital redemption 13.7 13.7
reserve
Retained earnings 1,213.4 (311.8) 226.1 3.4 (12.6) 4.9 (0.4) 1,123.0

Equity attributable to
equity holders of the
Group 1,728.4 0.0 0.0 (311.8) 226.1 3.4 (12.6) 4.9 (0.4) 1,638.0

Minority interest (0.3) (0.3)

Total equity 1,728.1 0.0 0.0 (311.8) 226.1 3.4 (12.6) 4.9 (0.4) 1,637.7

Reconciliation of the Group Balance Sheet under UK GAAP to IFRS
as at 31 March 2005

IFRS IAS 12 IAS 10 IFRS IAS IAS 19 IAS 38 IFRS 3 IFRS 3 IAS
2 16 Combin- 31
UK GAAP Reclass Def Tax Div'ds HCA Pensions Intang's Goodwill ations JVs IFRS
£m £m £m £m £m £m £m £m £m £m £m
Assets
Intangible assets 0.0
- Goodwill 260.6 15.4 17.5 293.5
- Other 8.2 4.5 12.7
intangible assets
Property, plant & 4,383.8 2.3 4,386.1
equipment
Investments under 213.8 (0.4) 213.4
equity method
Retirement - 98.9 98.9

benefit assets
Deferred tax - 97.9 97.9
asset

Non-current 4,866.4 0.0 0.0 0.0 0.0 2.3 196.8 4.5 15.4 17.5 (0.4) 5,102.5
assets
Inventories 134.1 134.1
Trade and other 1,073.7 1,073.7
receivables
Current asset 218.5 (218.5) 0.0
investments
Cash and cash 13.7 218.5 232.2
equivalents

Current assets 1,440.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 1,440.0

Total assets 6,306.4 0.0 0.0 0.0 0.0 2.3 196.8 4.5 15.4 17.5 (0.4) 6,542.5

Liabilities
Loans and other - (28.9) (28.9)
borrowings
Trade and other (1,700.8) 182.0 260.0 5.1 (1,253.7)
payables
Current tax - (138.0) (138.0)
liabilities
Deferred income - (15.1) (15.1)

Current (1,700.8) 0.0 0.0 260.0 5.1 0.0 0.0 0.0 0.0 0.0 0.0 (1,435.7)
liabilities
Loans and other (1,918.4) 266.3 (1,652.1)
borrowings
Deferred tax (530.4) (314.5) (29.7) (17.5) (892.1)
liabilities
Long-term (111.3) (111.3)
provisions
Deferred income - (266.3) (266.3)
Retirement (143.6) (182.9) (326.5)
benefit
obligations

Non-current (2,703.7) 0.0 (314.5) 0.0 0.0 0.0 (212.6) 0.0 0.0 (17.5) 0.0 (3,248.3)
liabilities

Total liabilities (4,404.5) 0.0 (314.5) 260.0 5.1 0.0 (212.6) 0.0 0.0 (17.5) 0.0 (4,684.0)

Net assets 1,901.9 0.0 (314.5) 260.0 5.1 2.3 (15.8) 4.5 15.4 0.0 (0.4) 1,858.5

Equity
Share capital 429.4 429.4
Share premium 81.6 81.6
Capital 13.7 13.7
redemption
reserve
Retained earnings 1,199.1 (311.8) 226.1 3.4 (14.8) 4.9 (0.4) 1,106.5
- current year 178.5 (2.7) 33.9 5.1 (1.1) (1.0) (0.4) 15.4 227.7

Equity
attributable to
equity holders of 1,902.3 0.0 (314.5) 260.0 5.1 2.3 (15.8) 4.5 15.4 0.0 (0.4) 1,858.9
the Group

Minority interest (0.4) (0.4)

Total equity 1,901.9 0.0 (314.5) 260.0 5.1 2.3 (15.8) 4.5 15.4 0.0 (0.4) 1,858.5

Group Cash Flow Statement under IFRS for the year ended 31 March 2005

The consolidated cash flow statement under IFRS is substantially the same as under FRS 1 Cash Flow Statements in UK GAAP. There are, however, certain differences with regard to the classification of items within the cash flow statement. With regard to the definition of cash and cash equivalents, short-term deposits of £18.9m (at 1 April 2004) and £218.5m (at 31 March 2005), which had been described as liquid resources under UK GAAP, are treated as cash equivalents under IFRS. This increases the net increase in cash from £4.6m under UK GAAP to £204.1m under IFRS.

The consolidated statement of cash flows under IFRS is set out below:

	Year ended 31 March 2005 £m
Operating activities	
Cash generated from operations	1,150.7
Dividends received from jointly controlled entities	12.5
Interest paid	(92.5)
Interest received	20.5
Income taxes paid	(152.9)
Net cash from operating activities	938.3
Investing activities	
Purchase of property, plant and equipment	(345.0)
Deferred income received	7.9
Deferred income paid	(4.8)
Proceeds from sale of property, plant and equipment	19.5
Proceeds from sale of 'available for sale' investments	2.9
Loans to jointly controlled entities	(1.0)
Loans repaid by jointly controlled entities	10.8
Loans repaid by associates	2.7
Purchase of businesses and subsidiaries	(339.0)
Net cash used in investing activities	(646.0)
Financing activities	
Issue of share capital	9.7
Dividends paid to company's equity holders	(330.8)
Net proceeds from borrowings	233.0
Net cash from financing activities	(88.1)
Net increase in cash and cash equivalents	204.2
Cash and cash equivalents at 1 April 2004	23.6
Net increase in cash and cash equivalents	204.2
Cash and cash equivalents at 31 March 2005	227.8

Summary of impact of IAS 39 and IAS 32 at 1 April 2005

General

SSE will adopt IAS 39 and IAS 32 in full from 1 April 2005. These standards set out the accounting rules for the treatment, measurement and disclosure of financial instruments.

Under the definition of financial instruments in IAS 39, certain commodity contracts are required to be treated as derivatives, with other aspects impacting on the disclosure of loans and borrowings, investments and cash. Under previous UK GAAP, there was no standard with equivalent scope and accordingly the first-time adoption of these standards is complex.

The adoption of these standards has most impact on SSE's Energy Supply and Treasury activities.

Energy Supply

IAS 39 does not apply to commodity contracts that are held for SSE's 'own use' requirements, although the definition of 'own use' is very narrow. Such contracts continue to be accounted for under accruals accounting.

Apart from own use contracts, all derivatives must be recognised at fair value with changes in value being recognised in the income statement, with the exception of contracts which qualify for cash flow hedge accounting treatment.

Under cash flow hedge accounting, movements on the effective portion of the hedge are recognised through a special hedge reserve, while any ineffectiveness is taken to the income statement. The impact of this is to minimise the impact of fair value movements to the income statement and, hence, reduce potential volatility.

The fair values applied to the contracts which require to be so treated are based on forward price curves generated from a combination of published market data and, for periods where such data is not available, internal valuation techniques. The values attributed to the balance sheet are based on the present value of the differences between contract prices and these forward curves.

The adoption of IAS 39 will not change SSE's hedging policies. It remains the case that fuel and power contracts are entered into to meet the demands of its customers and the generation requirements of its power stations. Under IAS 39, the same net charge or credit to the income statement will be recognised over the life of a contract as would be under UK GAAP. It is the timing of those entries that is different under IAS 39 and it is that which can provide the potential for volatility in future income statements.

The financial impact of this approach (net of the associated deferred tax impact of £39.1m) has been to increase opening net assets at 1 April 2005 by £91.0m, comprising £34.4m credited to the hedging reserve and £56.6m credited to retained earnings.

Treasury

IAS 39 also applies to SSE's Treasury activities and impacts the treatment of its loans, borrowings and derivatives.

Under IAS 39, loans and borrowings are carried at amortised cost. Derivatives are, however, recognised separately on the balance sheet at fair value with movements in those fair values being reflected through the income statement.

Qualifying interest rate derivatives are accounted for according to 'cash flow' hedging rules, as described above, or under 'fair value' hedge accounting rules. 'Fair value' hedge accounting requires both the fair value of the hedged item and the hedging instrument to be recognised on the balance sheet, with movements on both being recognised through the income statement. Furthermore, certain foreign exchange transactions are accounted for under the 'cash flow' hedge accounting rules previously described.

The financial impact of this approach (net of the associated deferred tax impact of £13.1m) has been to reduce opening net assets at 1 April 2005 by £30.5m, comprising £16.1m debited to the hedging reserve and £14.4m debited to retained earnings.

Scotia Gas Networks

In addition to the derivatives held by its Treasury function, the impact of the

Group's share of the contingent interest rate swap held by Scotia Gas Networks Limited, of which the Group owns 50%, has been recognised at 1 April 2005.

Scotia Gas Networks Limited's purchase of the gas networks in Scotland and the South of England completed at 1 June 2005. At 1 April 2005, however, the acquisition remained contingent on final approval by Ofgem and the Health and Safety Executive. As a result, the aforementioned swap was contingent on the success of the consortium's proposed purchase.

The derivative was valued as being £109.3m 'out of the money' before tax at the date of conversion. SSE's share of this was therefore £54.7m.

As a result of these transactions, SSE has recognised a further financial liability of £38.3m (net of the associated deferred tax of £16.4m) relating to its 50% share of this derivative.

Convertible debt

Under UK GAAP, SSE's convertible debt was accounted for as part of net debt and was shown as a liability on the balance sheet. IAS 32 requires this compound instrument to be split into its debt and equity elements, with the debt element being measured at fair value. This will increase interest charged to the income statement over the term of the debt and has the impact of increasing net assets, by reducing borrowings, and increasing shareholders' equity, by £14.6m at 1 April 2005.

Combined impact of changes

Table 1, below, shows the effect on SSE of the implementation of IAS 39 and IAS 32 at 1 April 2005. These adjustments reflect the incremental impact on SSE's UK GAAP balance sheet at 31 March 2005.

Table 1 Commodity Treasury Scotia Gas Convertible TOTAL
Contracts Contracts Networks Debt
£m £m £m £m £m

IAS 39 asset / (liability) 130.1 (43.6) (54.7) 31.8
Deferred tax liability / (asset) (39.1) 13.1 16.4 (6.2) (15.8)
Borrowings 20.8 20.8

Total net assets / (liability) 91.0 (30.5) (38.3) 14.6 36.8

Fair value deferred in hedge reserves 34.4 (16.1) 18.3
Fair value deferred in retained 56.6 (14.4) (38.3) 3.9
earnings
Shareholders' equity 14.6 14.6

Shareholders' funds 91.0 (30.5) (38.3) 14.6 36.8

The combined incremental impact to SSE's balance sheet of the implementation of IAS 39 and IAS 32 at 1 April 2005 is an increase in net assets of £36.8m, net of deferred taxation of £15.8m.

Reconciliation of Group IFRS Balance Sheet from 31 March to 1 April 2005

The adjustments in Table 1 have the following impact on the Group Balance Sheet:

At 31 March IAS 39 IAS 32 At 1 April
2005 Adjustments Convertible 2005

IFRS IFRS
£m £m £m £m

Assets
Property, plant and equipment 4,386.1 4,386.1
Intangible assets:
- goodwill 293.5 293.5
- other intangible assets 12.7 12.7
Financial assets - 30.6 30.6
Retirement benefit assets 98.9 98.9
Deferred tax asset 97.9 97.9
Investments 213.4 213.4

Non-current assets 5,102.5 30.6 - 5,133.1

Inventories 134.1 134.1
Trade and other receivables 1,073.7 1,073.7
Financial assets - 113.2 113.2
Cash and cash equivalents 232.2 232.2

Current assets 1,440.0 113.2 - 1,553.2

Total Assets 6,542.5 143.8 - 6,686.3

Liabilities
Trade and other payables (1,253.7) (1,253.7)
Current tax liabilities (138.0) (138.0)
Loans and other borrowings (28.9) (28.9)
Deferred income (15.1) (15.1)
Financial liabilities - (16.3) (16.3)

Current liabilities (1,435.7) (16.3) - (1,452.0)

Loans and other borrowings (1,652.1) 20.8 (1,631.3)
including convertible debt
Deferred tax liabilities (892.1) (9.6) (6.2) (907.9)
Financial liabilities - (95.7) (95.7)
Long-term provisions (111.3) (111.3)
Deferred income (266.3) (266.3)
Retirement benefit obligations (326.5) (326.5)

Non-current liabilities (3,248.3) (105.3) 14.6 (3,339.0)

Total liabilities (4,684.0) (121.6) 14.6 (4,791.0)

Net assets 1,858.5 22.2 14.6 1,895.3

Equity
Share capital 429.4 14.6 444.0
Share premium 81.6 81.6
Capital redemption reserve 13.7 13.7
Hedge reserve - 18.3 18.3
Retained earnings 1,334.2 3.9 1,338.1

Equity attributable to equity 1,858.9 22.2 14.6 1,895.7
holders of the Group

Minority interests - equity (0.4) (0.4)

Total equity 1,858.5 22.2 14.6 1,895.3

Further notices

IFRS Interim Financial Statements for the period ending 30 September 2005 will be announced on 16 November 2005.

IFRS Preliminary Financial Statements for the year ending 31 March 2006 will be announced on 31 May 2006.